Exhibit 99.3
Time Sensitive Materials
Depositary’s Notice of
Shareholders’ Meeting of
China GrenTech Corporation Limited

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	16938P107.

ADS Record Date:	September 20, 2010.

Meeting Specifics:	Annual General Meeting — October 29, 2010 at 10:00 A.M. (local time), at the Company’s offices located at 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China. (the “Meeting”).

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on October 22, 2010.

Deposited Securities:	Ordinary shares, par value U.S. $0.00002 per share, of China GrenTech Corporation Limited, a company incorporated and existing under the laws of the Cayman Islands (the “Company”).

ADS Ratio:	25 Ordinary Shares to 1 ADS.

Depositary:	Citibank, N.A.

Custodian(s) of Deposited Securities:	Citibank, N.A. Hong Kong.

Deposit Agreement:	Deposit Agreement, dated as of April 4, 2006, by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADRs, evidencing ADSs, issued thereunder.
To be counted, your Voting Instructions need to be received by the
Depositary prior to 10:00 A.M. (New York City time) on
October 22, 2010.

          The Company has announced that an Annual General Meeting of Shareholders (the “Meeting”) will be held at the date, time and location identified above. Copies of the Company’s Notice of Meeting which includes the agenda for such Meeting is enclosed.*
          Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.
          Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to vote, or cause the Custodian to vote (by means of the appointment of a proxy or otherwise), the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.
          Please note that pursuant to Section 4.10 of the Deposit Agreement, the Depositary (or the Custodian) may vote either on a show of hands, in which case, the Depositary shall vote, or shall instruct the Custodian to vote, all Deposited Securities in accordance with instructions received from a majority of ADS Holders giving instructions, or on a poll, in which case the Depositary shall vote, or cause the Custodian, to vote the Deposited Securities in accordance with the instructions as received from the ADS Holders giving instructions.
          Please further note that, as set forth in Section 4.10 of the Deposit Agreement, under the Articles of Association of the Company (as in effect of the date thereof), a poll may be demanded at any meeting by (i) the chairman of the meeting, (ii) at least three shareholders present in person or by proxy and entitled to vote at the meeting, (iii) a shareholder or shareholders present in person or by proxy (A) who represent in the aggregate not less than 10% of the total voting rights of all shareholders having the right to attend and vote at the meeting, or (B) who hold shares of which the aggregate paid up sum is not less than 10% of the total paid up sum of the Company’s shares conferring the right to vote. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of the ADSs.
          Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary timely receives voting instructions from a Holder which fails to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instruction. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except in the case where voting is by show of hands, in which case the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions).Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.
          In addition, please note that the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting.
          Please also note that pursuant to Section 3.5 of the Deposit Agreement, the Company may restrict transfers of ADSs where such transfer may result in ownership of the total number of Deposited Securities represented by such ADSs owned by a single Holder or Beneficial Owner to exceed limits imposed by applicable law or the Articles of Association of the Company, and may instruct the Depositary to take action including, but not limited to, the removal or limitation of voting rights, with respect to any Holder or Beneficial Owner of ADSs representing Deposited Securities in excess of such limits.
          The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.
          If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. — ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

*	As set forth in the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders’ ADSs.

Annual General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on October 22, 2010 for action to be taken.

2010 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES
China GrenTech Corporation Limited (the “Company”)

ADS CUSIP No.:	16938P107.
ADS Record Date:	September 20, 2010.
Meeting Specifics:	Annual General Meeting — October 29, 2010 at 10:00 A.M. (local time), at the Company’s offices located at 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China.
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of April 4, 2006
Deposited Securities:	Ordinary shares, par value US$0.00002 per share, of the Company.
Custodian(s):	Citibank, N.A. — Hong Kong Office.
The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified above (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.
Please note that pursuant to Section 4.10 of the Deposit Agreement, the Depositary (or the Custodian) may vote either on a show of hands, in which case, the Depositary shall vote, or shall instruct the Custodian to vote all Deposited Securities in accordance with instructions received from a majority of ADS Holders giving instructions, or on a poll, in which case the Depositary shall vote or cause the Custodian to vote the Deposited Securities in accordance with the instructions as received from the ADS Holders giving instructions.
Please further note that, as set forth in Section 4.10 of the Deposit Agreement, under the Articles of Association of the Company (as in effect of the date thereof), a poll may be demanded at any meeting by (i) the chairman of the meeting, (ii) at least three shareholders present in person or by proxy and entitled to vote at the meeting, (iii) a shareholder or shareholders present in person or by proxy (A) who represent in the aggregate not less than 10% of the total voting rights of all shareholders having the right to attend and vote at the meeting, or (B) who hold Shares of which the aggregate paid up sum is not less than 10% of the total paid up sum of the Company’s shares conferring the right to vote. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of the ADSs.
Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary timely receives voting instructions from a Holder which fails to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instruction. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except in the case where voting is by show of hands, in which case the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions). Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.
In addition, please note that the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting.
Please indicate on the reverse side hereof how the Deposited Securities are to be voted.
The Voting Instructions must be marked, signed and returned on time in order to be counted.
By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

AGENDA
1.	To elect seven directors to serve for the ensuing year or until their successors are elected and duly qualified, or until a director’s earlier death, bankruptcy, insanity, resignation or removal.

a.	Yingjie Gao	e.	Cuiming Shi
b.	Rong Yu	f.	Xiaohu You
c.	Qi Wang	g.	Kin Kwong Mak
d.	Jing Fang
2.	To ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent registered public accountants of China GrenTech Corporation Limited for the fiscal year ending December 31, 2010.

3.	To transact such other business as may properly come before the annual general meeting of shareholders or any adjournment or postponement thereof.

A Issues	China GrenTech Corporation Limited
	For	Against	Abstain

Resolution 1.a	☐	☐	☐
Resolution 1.b	☐	☐	☐
Resolution 1.c	☐	☐	☐
Resolution 1.d	☐	☐	☐
Resolution 1.e	☐	☐	☐
Resolution 1.f	☐	☐	☐
Resolution 1.g	☐	☐	☐
Resolution 2	☐	☐	☐
Resolution 3
 B  Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.
If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue, unless the voting is done by a show of hands.
Please be sure to sign and date this Voting Instruction Card.
Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)

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